Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza

New York, NY  10004-1980

Tel: 212.859.8000

Fax: 212.859.4000

www.friedfrank.com

Direct Line: 212.859.8272

Fax: 212.859.4000

Stuart.Gelfond@ffhsj.com

September 16, 2010

Mr. John M. Ganley

Senior Counsel

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C.  20549

Re:                               New Mountain Guardian Corporation

Registration Statement on Form N-2

Filed July 22, 2010

File Nos. 333-168280 and 814-00832

Dear Mr. Ganley:

This letter sets forth the response of New Mountain Guardian Corporation (the “Company” or “New Mountain Guardian”) to the comment letter, dated August 24, 2010, of the staff of the Division of Investment Management (the “Staff”) with respect to the Registration Statement (File Nos. 333-168280 and 814-00832) filed July 22, 2010 (the “Registration Statement”).  In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence.  All references herein to page numbers are to page numbers in Amendment No. 1 to the Registration Statement (“Amendment No. 1”).  This letter is being filed with Amendment No. 1.  For purposes of this letter, the defined terms used herein shall have the meaning ascribed to them in the initial filing of the Registration Statement as follows:

•      “NMG LLC” refers to New Mountain Guardian Holdings, L.L.C., formerly known as New Mountain Guardian (Leveraged), L.L.C., a Delaware limited liability company;

•      “Guardian AIV Holdings” refers to New Mountain Guardian AIV Holdings Corporation;

•      “Guardian Entities” refers to New Mountain Guardian AIV, L.P. and New Mountain Guardian Partners, L.P., collectively;

•      “New Mountain Guardian Advisors” refers to New Mountain Guardian Advisors BDC, L.L.C.; and

•      “New Mountain Guardian Administration” refers to New Mountain Guardian Administration, L.L.C.

Prospectus Summary (Page 1)

1.                                      This section defines terms referring to various New Mountain entities.  The similarities in the names of the entities, however, may be confusing to prospective investors.  Please revise the defined terms to avoid potential investor confusion.

Response:  In response to the Staff’s comment, the Company has revised the defined terms used in Amendment No. 1.

Prospectus Summary — The Company (Page 1)

2.                                      The second paragraph of this section states that the Company, through NMG LLC, will invest primarily in the debt of companies that the Investment Adviser believes are “high quality.”  The term “high quality” is commonly used to refer to the top two tiers of investment grade debt.  Please clarify whether the Company will invest in debt which is rated in the top two tiers or the equivalent.  If the Company will not invest in debt which is rated in the top two tiers or the equivalent, please delete the term “high quality” and describe the quality of debt in which the Company will invest.  In addition, please disclose the maturity of the debt in which the Company will invest.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 9, 85, 106 and 112 of Amendment No. 1 to clarify that the Company intends to invest in companies that the Investment Advisor believes are high quality companies.  In addition, the Company has also clarified on pages 3 and 108 of Amendment No. 1 that the Company intends to invest primarily in debt that is rated below investment grade.

3.                                      The fourth paragraph of this section states that “we intend to target investments that we believe are capable of yielding a total asset level of unlevered return of 10% to 15% . . . .”  Please delete this disclosure as representations about future performance may be misleading.  See Rule 156(b)(2) under the Securities Act of 1933.

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that the Company believes that deleting the disclosure about the Company’s intended targeted returns on the investments it intends to make would be misleading to potential investors in light of the historical returns of the Guardian Entities.  Since inception, the Guardian Entities have experienced historically high total returns on their respective investments.  The disclosure regarding the Company’s targeted returns on future investments is material to investors and is included to make clear that the prior performance of the Guardian Entities is not indicative of the anticipated performance of the Company’s future investments.  Rule 156(b)(2) under the Securities Act of 1933, as amended (the “Securities Act”), provides, among other things, that representations about past or future performance could be misleading because of portrayals of past performance which would imply that gains or income realized in the past would be repeated in the future.  Here, the disclosure in the Registration Statement was included to minimize the potential for investors to be misled by viewing the historical returns of the Guardian Entities as being indicative of returns that could be repeated in the future.  Accordingly, the Company believes, in light of the context in which the statement is made, that the clarifying disclosure regarding the Company’s intended targeted returns on its future investments is material to investors and is not misleading.  In addition, the disclosure is not a guarantee of future performance of the Company as a whole, as it speaks only to its intended targeted return on future investments the Company intends to seek and includes appropriate cautionary language for investors that there can be no assurance that the targeted returns will be achieved.

4.                                      The last paragraph on page 2 states that the portfolio had a weighted average Yield to Maturity of approximately 11.5%.  The determination of this Yield to Maturity involves a number of assumptions.  Please either delete the Yield to Maturity or explain to us why it is appropriate to disclose it in light of the number of assumptions required.  See Rule 156(b)(2) under the Securities Act.

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that the Company believes the yield to maturity disclosure is material to investors in evaluating the Company and its portfolio and that this disclosure is not misleading to investors.  The assumptions used in calculating the disclosed yield to maturity are clearly disclosed to investors.  The Company believes that these assumptions are necessary and appropriate in calculating a uniform yield to maturity ratio across the Company’s entire portfolio.  The Company has also included cautionary language for investors noting that the actual yield to maturity on its portfolio may be higher or lower due to future selection of LIBOR contracts by the individual companies in the Company’s portfolio or due to other factors.

Prospectus Summary — Operating and Regulatory Structure (Page 15)

5.                                      This section states that NMG LLC, in which the Company will invest, will elect to be treated as a business development company.  Please inform us what regulatory filings will be made for NMG LLC.  In responding, please consider Rule 140 under the Securities Act.  Rule 140 of the Securities Act provides that “[a] person, the chief part of whose business consists of the purchase of the securities of one issuer, or of two or more affiliated issuers, and the sale of its own securities, . . . is to be regarded as engaged in the distribution of the securities of such issuer or affiliated issuers within the meaning of Section 2(11) of the [Securities] Act.”  It appears that under Rule 140, the Company should be regarded as engaged in the public distribution of securities of NMG LLC.  Accordingly, please explain to us how NMG LLC proposes to comply with Section 5 of the Securities Act.

Response:  The Company respectfully advises the Staff that NMG LLC will elect to be treated as a business development company, and, in connection with this election, will file Forms N-6F and N-54A under the Investment Company Act of 1940, as amended (the “Investment Company Act”) and will file a Form 10 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Because this is a master-feeder (or hub-and-spoke) arrangement, the Company and NMG LLC will be considered co-issuers pursuant to Rule 140 under the Securities

Act.  Consistent with prior interpretive guidance from the Staff, NMG LLC, as the “hub fund,” is not required to separately register its shares under the Securities Act, but instead is viewed as a co-issuer in accordance with Rule 140 under the Securities Act.  See “Hub-and-Spoke” Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992).  As a co-issuer, NMG LLC’s principal officers and directors have executed a separate signature page included in Amendment No. 1 to the Registration Statement; accordingly they will be subject to the same liability under the Securities Act as if NMG LLC had filed its own registration statement under the Securities Act.  The Company also refers the Staff to its response to Comment 25 below.

6.                                      Please inform us of the status under the Investment Company Act of the other New Mountain entities identified in the diagram on page 15 (i.e., Guardian Partners, Guardian AIV, and Guardian AIV Holdings).  Please explain to us what, if any, regulatory filings will be made for these entities.

Response:  The Company respectfully advises the Staff that, after the completion of the offering, Guardian AIV Holdings will be a closed-end, non-diversified management investment company that has elected to be treated as a business development company under the Investment Company Act.  Guardian AIV Holdings will file Forms N-6F and N-54A under the Investment Company Act and will file a Form 10 under the Exchange Act.  Guardian AIV Holdings will also seek exemptive relief from the reporting requirements under Section 13(a) of the Exchange Act.  Guardian Partners and Guardian AIV will be exempt from the definition of “investment company” pursuant to Section 3(c)(7) of the Investment Company Act and will not make any regulatory filings under the Investment Company Act or the Exchange Act (other than such filings as may be required under Section 16 of the Exchange Act).

Presentation of Historical Financial Information and Market Data — Historical Financial Information (Page 17)

7.                                      This section states that NMG LLC is considered to be the Company’s predecessor for accounting purposes.  Since the two entities will be operating concurrently, please explain why this is so.

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that the Company does not consider NMG LLC its predecessor for accounting purposes; however, because NMG LLC will be the Company’s only significant investment following the completion of the offering, the Company believes inclusion of the historical combined financial statements in the Registration Statement is useful to investors when evaluating a potential investment in the Company.  The Company has revised the disclosure on pages 17 and 86 of Amendment No. 1.

The Offering — Lock-up Agreement (Page 20)

8.                                      This section states that the 180 day lock-up period may be terminated with the prior written consent of Goldman Sachs & Co. and Wells Fargo Securities, LLC.  Please explain why it is appropriate that Goldman Sachs and Wells Fargo have authority to end the lock-up without approval by the Board of Directors.  Please explain to us the circumstances under which the lock-up period would be terminated.

Response:  The Company respectfully advises the Staff that the lock-up agreement to be entered into in connection with the offering is a standard lock-up agreement entered into in connection with similar initial public offerings and follow-on equity offerings undertaken by other business development companies, closed-end funds and traditional operating companies.  The lock-up agreement is intended for the benefit of the underwriters, rather than the Company.  As a result, and consistent with standard market terms, it is appropriate for Goldman Sachs & Co., Wells Fargo Securities, LLC and Morgan Stanley & Co. Incorporated to have authority to terminate the lock-up without approval of the Board of Directors.  Goldman Sachs & Co., Wells Fargo Securities, LLC and Morgan Stanley & Co. Incorporated can terminate the lock-up in their sole and absolute discretion.

The Offering — Dividend Reinvestment Plan (Page 22)

9.                                      This section states that unless a stockholder opts out of the dividend reinvestment plan, cash distributions will be automatically reinvested in additional shares of New Mountain Guardian’s common stock.  Please inform us whether the additional shares would be shares purchased in the market or whether they would be issued by the

Company.  Please inform us whether the determination to purchase shares in the open market or to issue shares would depend on whether the shares are selling at a discount to net asset value.

Response:  The Company respectfully advises the Staff that it intends to primarily use newly issued shares to implement the dividend reinvestment plan regardless of whether its shares are trading at a premium or discount to net asset value.  However, as disclosed on page 154 of Amendment No. 1, the Company reserves the right to purchase shares in the open market in connection with its implementation of the plan if either (1) the price at which newly-issued shares are to be credited does not exceed 110% of the last determined net asset value of the shares or (2) New Mountain Guardian has advised the plan administrator that since such net asset value was last determined, it has become aware of events that indicate the possibility of a material change in the per share net asset value as a result of which the net asset value of the shares on the payment date might be higher than the price at which the plan administrator would credit newly-issued shares to stockholders.  The Company has revised the disclosure on page 22 of Amendment No. 1 in response to the Staff’s comment.

The Offering — Available Information (Page 23)

10.                               Please revise the telephone number for the SEC’s public reference room from 800-SEC-0330 to 202-551-8090.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 23 and 191 of Amendment No. 1.

Fees and Expenses (Page 24)

11.                               The second caption in the table states “Offering expenses borne by us.”  As all offering expenses are paid either directly or indirectly by shareholders, please delete the words “borne by us” from the caption.

Response:  The Company has revised the disclosure on page 24 of Amendment No. 1 in response to the Staff’s comment.

12.                               The introductory paragraph to the Example to the fee table states that performance-based incentive fees have been excluded from the calculation of the hypothetical costs of an investment in the Company.  Please disclose why the incentive fees have been excluded from the calculation.

Response:  Under the Investment Management Agreement, no incentive fee is payable to the Investment Advisor in any calendar quarter in which NMG LLC’s Pre-Incentive Fee Net Investment Income does not exceed the hurdle rate of 2% quarterly (or 7% annualized).  As disclosed on page 26 of Amendment No. 1, performance-based incentive fees have been excluded from the Example because, assuming a 5% annual return as required by Form N-2 for purposes of the Example, the incentive fee under the Investment Management Agreement would not be payable or would have an insignificant impact on the expense amounts disclosed in the example.

Risks Relating to Our Business — There will be uncertainty as to the value of our portfolio investments because most of our investments are, and will continue to be recorded at fair value.  In addition, because New Mountain Guardian will be a holding company, its board of directors will have no control over the determination of fair value of our investments, which will be determined by NMG LLC’s board of directors. (Page 30)

13.                               This section states that because New Mountain Guardian will be a holding company its board of directors will have no control over the determinations of fair value of the investments, which will be determined by NMG LLC’s board of directors.  Although NMG LLC will have an obligation to value the portfolio securities, the Company is not relieved of its obligation under Section 2(a)(41) of the Investment Company Act to fair value its own securities.  If the Company believes that the valuations provided by NMG LLC are inaccurate, it must adjust the valuations when determining the fair value of its shares.  Please revise the disclosure accordingly.  In addition, please disclose that the board of directors of the Company will adopt procedures to fair value its securities when the valuations provided by NMG LLC are deemed to be inaccurate.  Please supplementally provide us with a copy of the Company’s valuation procedures once they are adopted.

Response:  The Company has revised the disclosure on pages 30-31, 77, 91-92 and 152 of Amendment No. 1 in response to the Staff’s comments and will supplementally provide the Staff with a copy of the Company’s valuation procedures once they are adopted.

Risks Relating to Our Business — The Investment Management Agreement with New Mountain Guardian Advisors and the Administration Agreement with New Mountain Guardian Administration were not negotiated on an arm’s length basis and may not be as favorable to NMG LLC and, consequently, New Mountain Guardian, than if they had been negotiated with an unaffiliated third party. (Page 40)

14.                               The heading and text of this section indicate that the Investment Management Agreement may not be as favorable as it would be if the agreement were negotiated between unrelated parties.  Please explain how approval of such an agreement is consistent with the obligations of the Board of Directors under Section 15(c) under the Investment Company Act.

Response:  The Company notes the Staff’s comment and respectfully advises the Staff that the Board of Directors will approve the Investment Management Agreement consistent with its obligations under Section 15(c) of the Investment Company Act.  While the Investment Management Agreement will not be negotiated on an arm’s length basis, the terms of the Investment Management Agreement will be consistent with standard market terms.  As a result, the Company has revised the disclosure on page 40 of Amendment No. 1 to delete the disclosure that previously provided that the terms of the Investment Management Agreement may not be as favorable as if they had been negotiated with an unaffiliated third party.

Risks Relating to Our Business — The Investment Advisor’s liability will be limited under the Investment Management Agreement, and NMG LLC has agreed to indemnify the Investment Advisor against certain liabilities, which may lead the Investment Advisor to act in a riskier manner than it would when acting for its own account. (Page 41)

15.                               The second sentence of this section states that the Investment Advisor maintains a contractual, as opposed to a fiduciary, relationship with NMG LLC.  Section 36(b) of the Investment Company Act, which applies to BDCs through Section 59 of the Act, provides that investment advisers have a fiduciary duty to a fund.  Please revise the disclosure accordingly.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 41 of Amendment No. 1.

Risks Relating to Our Business — Regulations governing the operations of business development companies will affect New Mountain Guardian’s ability to raise additional equity capital as well as NMG LLC’s ability to issue senior securities or borrow for investment purposes, any or all of which could have a negative effect on our investment objectives and strategies. (Page 43)

16.                               The third paragraph in this section states that NMG LLC may in the future seek to securitize the Company’s portfolio securities to generate cash for funding new investments and that NMG LLC would likely create a wholly-owned subsidiary and contribute a pool of loans to the subsidiary.  Please explain to us the status of such a wholly-owned subsidiary under the Investment Company Act and whether it is expected that such a subsidiary would file a registration statement or elect status as a business development company.  Inasmuch as the Company may securitize portfolio securities to create leverage, please explain to us how NMG LLC and the Company will comply with the asset coverage requirements in Section 61 of the Investment Company Act.

Response:  The Company respectfully advises the Staff that NMG LLC does not currently have a wholly-owned subsidiary formed to securitize its portfolio securities, but to the extent it determines to do so in the future NMG LLC and the Company will comply with the asset coverage requirements in Section 61 of the Investment Company Act.

Risks Relating to Our Business — New Mountain Guardian will incur significant costs as a result of being a publicly traded company. (Page 48)

17.                               The second to the last sentence of this section indicates that NMG LLC will incur costs associated with periodic reporting requirements under the Exchange Act “until exemptive relief is obtained.”  Please clarify what exemptive relief NMG LLC intends to seek and state that there are no assurances that exemptive relief will be granted.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on page 49 of Amendment No. 1 clarifying that NMG LLC will seek exemptive relief from the reporting requirements under Section 13(a) of the Exchange Act and that there are no assurances that the exemptive relief requested will be granted.

Risks Relating to Our Investments — We may be subject to additional risks if we invest in foreign securities and/or engage in hedging transactions. (Page 55)

18.                               The second paragraph of this section (at the top of page 56) states that NMG LLC could engage in hedging transactions, including use of instruments such as interest rate swaps, caps, collars, floors, forward contracts or current options.  The Division of Investment Management has recently made a number of observations about derivative-related disclosure by investment companies in a letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute date July 30, 2010.  (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf)  Please review the observations set forth in that letter and revise your disclosure of use and risks of derivatives accordingly.

Response:  The Company notes the Staff’s comments and has reviewed the recent observation of the Division regarding derivative-related disclosure.  In response to the Staff’s comment, the Company has revised the disclosure on page 57 of Amendment No. 1.

Risks Relating to Our Corporate Structure — New Mountain Guardian will be a holding company with no direct operations of its own, and will depend on distributions from NMG LLC to meet its ongoing obligations. (Page 56)

19.                               The last paragraph of this section relates to conflicts between NMG LLC, the Company, and the other member of NMG LLC.  Please put this paragraph under a separate risk heading to make these conflicts appropriately prominent.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 58-59 of Amendment No. 1.

20.                               The last paragraph of this section states that circumstances may arise when the interests of NMG LLC’s members conflict with the interests of the Company’s stockholders.  The second sentence states that “[a]s a member of NMG LLC, New Mountain Guardian [the Company] may owe fiduciary duties to the other members of NMG LLC that could conflict with the fiduciary duties New Mountain Guardian’s officers and directors owe to its stockholders.”  Please explain to us the basis for any fiduciary duty the Company has to other members of NMG LLC.  Further, please explain how conflicts between these fiduciary duties would be resolved.

Response:  In response to the Staff’s comment, the Company has deleted the disclosure on pages 58 and 75 of Amendment No. 1 that previously provided that the Company has a fiduciary duty to the other members of NMG LLC.

21.                               The last paragraph also states that following the completion of the offering, NMG LLC’s board of directors and the board of the Company will be comprised of the same members.  Further, NMG LLC’s board may owe fiduciary duties to its members that conflict with the duties the Company’s board owes to its stockholders.  Inasmuch as there is only one member of NMG LLC other than the Company, please make clear that Company and Guardian AIV Holdings, a privately offered BDC feeder investing in NMG LLC may have conflicting interests.  Please explain to us how conflicts between the two feeders would be resolved.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 58-59 of Amendment No. 1.  The Company respectfully advises the Staff that conflicts between the Company and Guardian AIV Holdings that could arise to the extent that both feeders desire to sell shares of the Company’s common stock to the public will be resolved as set forth in the Registration Rights Agreement.

22.                               We note also that the Company proposes issuing common stock to public shareholders, to Guardian Partners in a private offering, and to the Investment Advisor.  Please disclose that these different groups of investors may have conflicting interests.  Please describe how conflicts between different investor groups would be resolved.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 58-59 of Amendment No. 1.  The Company respectfully advises the Staff that conflicts between different investor groups arising under the Registration Rights Agreement will be resolved as set forth in the Registration Rights Agreement.  In a demand registration, no securities will be sold for the account of any person (including the Company) other than Guardian AIV Holdings, Guardian Partners, the Investment Advisor or their respective transferees (each, a “Guardian Holder”) unless the managing underwriter or underwriters advises the relevant Guardian Holder requesting the demand registration that such securities may be included and sold in an orderly manner at a price that is acceptable to such Guardian Holder. In an underwritten piggyback registration, the Guardian Holders will generally have priority over the Company and any other security holder of the Company in having their shares included in any such piggyback registration.

Risks Relating to this Offering and Our Common Stock — Sales of substantial amounts of New Mountain Guardian’s common stock in the public market may have an adverse effect on the market price of its common stock. (Page 61)

23.                               The second paragraph of this section states that the Company has granted Guardian AIV Holdings, Guardian Partners, and the Investment Advisor, and their transferees, “piggy back” registration rights which will give them priority over the Company to include their common stock in registration of an underwritten offering.  This section discloses that this could impair the Company in raising additional capital and could cause the market price of shares to decline.  Please explain to us how the determination of the Board of Directors to grant such priority registration rights to these affiliates of the Company would be consistent with the Board’s fiduciary duty to public shareholders.

Response:  The Company respectfully advises the Staff that the Company has concluded that it is appropriate to grant the registration rights to Guardian AIV Holdings, Guardian Partners and the Investment Advisor because it is in the best interest of the Company and its shareholders (1) in order to acquire the economic benefit of the assets that are being contributed to NMG LLC in connection with the formation transactions described in the Registration Statement and (2) as a means of reducing the potential overhang on the Company’s shares of common stock, thereby potentially increasing stockholder liquidity.

Valuation of Portfolio Investments (Page 89)

24.                               As noted in comment 12 above, the Company has an obligation to fair value its securities.  Please describe the Company’s procedures to fair value its securities.

Response:  In response to the Staff’s comment, the Company has revised the disclosure on pages 91-92 of Amendment No. 1.

Signatures (Page C-6)

25.                               Generally, funds in a master-feeder arrangement are considered co-issuers pursuant to Rule 140 under the Securities Act and the principal officers and directors of both the master and feeder must execute the registration statement.  See “Hub-and-Spoke” Funds: A Report Prepared By the Division of Investment Management (report delivered to The Honorable John D. Dingell on April 15, 1992); Investment Company Act Release No. 19955, at n. 74 (Dec. 15, 1993) (Rule 18f-3 proposing release).  Please inform us whether the principal officers and directors of NMG LLC intend to execute the Company’s registration statement.  If they will not, please explain to us the basis for that determination.

Response:  In response to the Staff’s comment, the principal officers and directors of NMG LLC have executed the Registration Statement.

General Comments

26.                               Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:  The Company notes the Staff’s comment.

27.                               We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

Response:  The Company notes the Staff’s comment.

28.                               We are aware that you have submitted a request for no-action relief to the Office of the Chief Counsel and that you expect to submit exemptive applications in connection with your registration statement.  Please keep us informed of the status of your request for no-action relief and any applications for exemptive relief.  We may have additional comments on the registration statement based on the determinations of the staff on your requests for relief.

Response:  The Company notes the Staff’s comment.

29.                               Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

Response:  The Company notes the Staff’s comment.

* * *

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond
Stuart H. Gelfond

cc:                                 Robert A. Hamwee (New Mountain Guardian Corporation)

Adam Weinstein (New Mountain Guardian Corporation)

Jessica Forbes (Fried, Frank, Harris, Shriver & Jacobson LLP)

Steven B. Boehm (Sutherland Asbill & Brennan LLP)

John J. Mahon (Sutherland Asbill & Brennan LLP)